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                                  WORLDS INC.

                   SUPPLEMENT TO PROSPECTUS DATED MAY 1, 1998

         On May 7, 1998, the Company signed a Letter of Intent with Unity First Acquisition Corp., a Delaware corporation ("Unity"), whereby Unity would acquire all of the outstanding shares of Worlds Inc. (the "Company") in exchange for shares of its own common stock, par value $.0001 per share. The acquisition, if consummated, calls for each share of the Company's stock being converted into
 .357 shares of Unity's common stock. At that point the Company would "reverse-merge" into Unity which would then change its name to "Worlds Inc." The Company's current management will continue as management following the transaction.

         Unity is a "blank check" company with no operations formed in May 1996 for the sole and exclusive purpose of acquiring an operating business. Certain of Unity's management and stockholders are shareholders of the Company. In the aggregate, directly and indirectly, they own approximately 1.1 million shares of the Company's common stock. Unity's unaudited financial statements as of January 31, 1998 showed that Unity had approximately $6,400,000 in net worth, almost all of which is in the form of cash or cash equivalents. As of the date hereof, Unity had outstanding 1, 875,000 shares of common stock; 1,350,000 Class A Warrants exercisable at $5.50 per share; and 1,350,000 Class B Warrants exercisable at $7.50 per share. Unity also has 125,000 underwriter's warrants outstanding exercisable at a price of $6.60 per warrant to purchase up to a like number of shares of common stock, Class A and Class B warrants. Unity's common stock is quoted on the Bulletin Board under the symbol "UFAC" and on May 6, 1997, closed at $4.875.

         The Letter of Intent contemplates that following the consummation of the transaction the officers, directors and principal shareholders of the Company and Unity will lockup their shares for twelve months.

         The Letter of Intent is not binding on either corporation. The consummation of the contemplated transaction is subject to the Company and Unity agreeing to the terms of a definitive agreement and plan of merger to be negotiated between them and then to the approval of the shareholders of each corporation. Accordingly, no assurance can be given that the transaction discussed herein will ever be consummated, or if a transaction is consummated, that its terms will be as contemplated in the Letter of Intent or favorable to the shareholders of the Company.

         As disclosed in the attached Prospectus, the Company requires additional financing to reach its goals. The Company believes that if the Unity transaction is successfully consummated on its currently proposed terms, the Company will have additional funds to help complete its current projects, although additional financing in the future may be required.

         Investors are cautioned that the Company's management and its largest shareholder, which currently control in the aggregate approximately 49.5% of the Company's common stock, intend to vote in favor of the transaction should it develop to that level. Accordingly, investors in this offering may become shareholders of the combined entity if the contemplated deal is consummated.

         Potential investors are cautioned that this Supplement contains "forward looking statements" which may never eventuate. See "Risk Factors - Forward Looking statements" for more information regarding the reliability of "forward looking statements."

                   The date of this supplement is May 7, 1998